K&L Gates LLP

70 W. Madison St., Ste 3100

Chicago, IL 60602

October 5, 2015

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen High Income December 2018 Target Term Fund; File Numbers: 333-205695; 811-23074

Dear Ms. Bentzinger:

This letter responds to the comments contained in the letter dated August 12, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Common Shares of the Nuveen High Income December 2018 Target Term Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

GENERAL

1.	Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Understood.

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statements.

Response: The Fund’s Adviser (Nuveen Fund Advisors, LLC), certain funds advised by the Adviser and certain other parties named therein as applicants have filed an “Application for an Order Pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) for Exemption from the Provisions of Section 17(a) of the Act,” which was filed on December 27, 2013 and amended on July 1, 2014 and December 8, 2014 (File No. 812-14258) (the “Application”). The application requested that the relief sought apply to “any investment company registered under the Act… organized in the future, that is advised by the Adviser … provided that any entity that relies on the Order complies with the terms and conditions of the Order as though it were an Applicant.” Therefore, such exemptive relief, if granted, would apply to the Fund if the Fund were to elect to rely on such relief and comply with the terms and conditions thereof. If, after the Fund commences operations, the Application is further amended before issuance of the requested order, it is expected that the Fund would be added to the Application as an applicant.

3.	Comment: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions described in the registration statements.

Response: FINRA will review the proposed underwriting terms and arrangements related to each Fund’s offering of Common Shares.

REGISTRATION STATEMENT COVER PAGE

4.	Comment: Please confirm supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table includes all shares that may be issued pursuant to the Underwriters’ over-allotment option.

Response: Confirmed. The “Amount Being Registered” includes all shares that may be issued pursuant to the Underwriters’ over-allotment option. The current “Calculation of Registration Fee under the Securities Act of 1933” table reflects only a nominal amount of shares. Once the Underwriters have conducted marketing activity on behalf of the Fund, the Fund plans to file another pre-effective amendment to the Registration Statement in order to register the number of shares the Underwriters expect to sell in the offering. This number also will include all shares that may be issued pursuant to the Underwriters’ over-allotment option.

WHO MAY WANT TO INVEST, page 1

5.	Comment: The 2018 Fund and 2020 Fund will follow a “short duration” strategy, whereas the 2022 Fund will follow a “short intermediate duration” strategy. Please define or otherwise explain the concepts “short duration” and “short intermediate duration.”

Response: Rather than attempting to define the term ‘short duration’ by a finite range of years (i.e. from “x” years to “y” years), the term ‘short duration’, as used in the Fund’s Registration Statement is meant to clarify that the levered effective duration of the Fund is approximately 3 years upon initial invest up, but since the longest maturity of any holding is limited to no longer than Termination Date + 6 months, over time the average maturity and duration of the Fund’s holdings are generally expected to shorten as the Fund approaches its Termination Date. As a result, we believe that ‘short duration’ is appropriate as used in the Registration Statement.

INVESTMENT ADVISER AND SUBADVISER, pages 10-11

6.	Comment: Please disclose how the Fund’s investments in derivatives will be valued for purposes of calculating “Managed Assets.” We may have further comments.

Response: The Fund’s investments in derivatives will be valued at market value for purposes of calculating “Managed Assets,” in accordance with the Fund’s valuation procedures.

LEVERAGE, pages 37-39

7.	Comment: With respect to your statement on page 38 that “[t]he Fund maintains in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund’s net payment obligations under any swap transaction, marked-to-market daily,” please confirm that when the Funds sell or write a credit default swap, they will segregate the full notional value of the swap.

Response: Confirmed. When the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

ADDITIONAL COMPENSATION TO BE PAID BY NUVEEN FUND ADVISORS, pages 73-74

8.	Comment: Please remove the references to syndication fees in the second and last paragraphs of this section, as neither the Adviser nor the Funds will be paying such fees.

Response: Generally, lead underwriters, including Morgan Stanley, receive fees from the investment adviser calculated based on (1) the sales of the entire syndicate (sometimes referred to as “syndication” fees) and (2) the sales made by the lead underwriter. In the past, Morgan Stanley utilized separate agreements for these two fees, but recently combined the two agreements into a single “Structuring and Syndication Fee Agreement.” If Morgan Stanley is the lead underwriter on these deals (as is currently expected), the adviser will pay Morgan Stanley “structuring and syndication fees” and the reference will be accurate.

INVESTMENT RESTRICTIONS, SAI 5

9.	Comment: The Fund seeks to carve out lenders and other financial intermediaries from the term “issuer” for purposes of the Fund’s concentration policy. Assets allocated to any loan participation or bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as in the industry of the borrower. See Pilgrim Prime Rate Trust (pub. avail. June 29, 1989). Please revise the policy accordingly.

Response: Investment restriction number 4 is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by

Section 13(a)(3) of the 1940 Act. We confirm, for purposes of this investment restriction number (4), that both the institution selling the loan and the ultimate borrower would be considered “issuers” for purposes of this concentration policy where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower.

SIGNATURE PAGE

10.	Comment: Please explain the reference to “Sole Trustee” with respect to William Adams IV, as there are eleven trustees of the Funds. Further, pursuant to Section 6(a) of the Securities Act of 1933, a registration statement must be signed by a majority of its board of directors. The signature page does not appear to comply with Section 6(a). Please explain.

Response: At the time the initial N-2 was filed, the Fund had only one Trustee, as is typical of newly-formed Nuveen closed-end funds. The Fund expects the full Board of Trustees to be appointed pursuant to the Fund’s Declaration of Trust and By-laws before the next pre-effective amendment to the N-2 is filed. The full Board of Trustees information was disclosed in the SAI in anticipation of that appointment.

Comments Applicable Only to the Nuveen High Income December 2018 Target Term Fund

INVESTMENT POLICIES, pages 3-5

11.	Comment: The Fund will invest primarily in short-term securities. Please reconcile this strategy with the Fund’s “deviation” from its investment objective to invest in “short-term investments,” including “short-term securities,” during temporary defensive periods, as disclosed in the last paragraph of this section and on pages 26 and 36 of the prospectus.

Response: The Fund may deviate from its investment objective to invest in short term cash equivalents during temporary defensive periods. To clarify this distinction, the reference to ‘short-term cash equivalents’ has been added to the last paragraph in the investment policies section on page 5 as well as to the applicable paragraphs on pages 26 and 36 of the prospectus.

LEVERAGE, pages 7-8; 37-39

12.	Comment: The prospectus indicates that the Fund will have a three-year term, at which time it intends to cease its investment operations and liquidate its portfolio. Please explain supplementally how the Fund’s use of derivatives with terms that may range up to five years will be consistent with the Fund’s three-year term strategy.

Response: The Registrant confirms, that with respect to its use of derivatives, that the Registrant may use derivatives with terms that range from one to three years. The relevant sections in the Registration Statement now read as follows:

Given the current economic and debt market environment with historically low short-term to intermediate-term interest rates, the Fund may use derivatives such as interest rate swaps, with terms that may range from one to [five] three years…

SPECIAL RISK CONSIDERATIONS, pages 15-16

13.	Comment: When describing duration risk, the discussion omits the explanation that securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations, presumably because the 2018 Fund will only invest in securities with shorter durations. Nonetheless, this disclosure is relevant with respect to securities of any duration, as the duration of any fixed-income security in which the Fund invests will be expected to change over time. Please consider reinserting this disclosure into the discussion on duration risk on pages 15 and 46 of the prospectus.

Response: We have re-inserted the language to the duration disclosure on pages 15-16 and page 46 of the prospectus. The disclosures now read as follows:

[Pgs. 15-16]

Duration Risk. Duration is the sensitivity, expressed in years, of the price of a fixed-income security to changes in the general level of interest rates (or yields). Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

[Pg. 46]

Duration Risk

Duration is the sensitivity, expressed in years, of the price of a fixed-income security to changes in the general level of interest rates (or yields). Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Fatima Sulaiman at 202.778.9082.

Very truly yours,

/s/ David P. Glatz
David P. Glatz

Enclosures
Copies (w/encl.) to	G. Zimmerman
E. Fess
D. Wohl